Mail Stop 3561

May 30, 2008

Jonathan Ricker
Chairman, President, Treasurer and Clerk
Mass Megawatts Wind Power, Inc.
95 Prescott Street
Worcester, MA 01605

> **Re: Mass Megawatts Wind Power, Inc.**
> **Revised Preliminary Information Statement on Schedule 14C**
> **Filed May 13, 2008**
> **File No. 0-32465**

Dear Mr. Ricker:

We have reviewed your filing and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanations. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

General

1. We note your response to comment 1 in our letter dated April 28, 2008. You have disclosed that Jonathan Ricker is one of the stockholders who approved the proposed amendment to your articles of organization. Please tell us who the other consenting stockholders are and how many stockholders you contacted to seek approval of the proposal, in addition to the respective percentage of stock they own.

Authorization of Additional Shares of Common Stock

2. We note your response to comment 2 in our letter dated April 28, 2008. Your response appears to indicate that you have no present plans, proposals or arrangements to issue any of the newly authorized shares of common stock for any purpose. Please disclose that you have no present plans to issue any of the newly authorized shares for any purpose, including financings and/or future acquisitions.

3. Your revised disclosure states that, "[t]o the extent that additional authorized shares are issued in the future, they may decrease the existing stockholders' percentage equity ownership and, depending on the price at which they are issued, could be dilutive to the existing stockholders." Please revise to further explain this statement, providing examples if necessary. It appears that a future issuance of shares, unless issued pro-rata to the existing stockholders, would be dilutive to certain stockholders regardless of the price at which the shares were issued.

* * * * *

   As appropriate, please amend your filing and respond to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

   Please contact Ramin Olson, Staff Attorney, at (202) 551-3331, Ellie Bavaria, Special Counsel, at (202) 551-3238, or me at (202) 551-3725 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director